Exhibit 3.2
[Logo State of Nevada]
DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701.4299
(777) 684 5708
Website: secretaryofstate.biz
AMENDMENT TO THE CERTIFICATE OF DESIGNATION AFTER ISSUANCE
OF CLASS OR SERIES (PURSUANT TO NRS 78.1955)
Certificate of Amendment to Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955) After Issuance of Class or Series
1. Name of corporation:
Man Sang Holdings, Inc.
2. Stockholder approval pursuant to statute has been obtained.
3. The class or series of stock being amended:
Series A Preferred Stock, par value $0.001 per share
4. By a resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:
By the deletion of Section 3. Voting Rights, in its entirety, and its replacement with the following:
“Section 3. Voting Rights. The holders of the Series A Preferred Stock shall, as a class, be entitled to such number of votes as shall constitute three million one hundred ninety-one thousand two hundred twenty-five (3,191,225) shares of Common Stock (subject to adjustment for stock splits, stock dividends, combinations, and the like upon occurrence of such event, if any) in all matters voted on by the shareholders of the Corporation and shall be further entitled to such voting rights as may be expressly required by law.”
5. Effective date of filing (optional):
November 23, 2005
6. Officer signature (required):
MAN SANG HOLDINGS, INC.
By: /s/ CHENG Chung Hing, Ricky
CHENG Chung Hing, Ricky
Chairman of the Board, President,
and Chief Executive Officer

MAN SANG HOLDINGS, INC.
Amended text of the
Certificate of Designation, Preferences and Rights
of a Series of 100,000 Shares of Preferred Stock,
$.001 Par Value, Designated
“Series A Preferred Stock"
(as amended on November 23, 2005)

     Man Sang Holdings, Inc., a Nevada Corporation (the “Corporation”), by way of this Certificate of Designation, Preferences and Rights (as it may hereafter be amended, modified or supplemented upon vote of the Board of Directors of the Corporation and approval of all holders of Series A Preferred Stock, as such term is hereinafter defined, this (“Certificate”) certifies that, pursuant to the authority expressly vested in the Board of Directors by Article IV of the Corporation’s Restated Articles of Incorporation, and in accordance with the provisions of Section 78.195 of the Nevada Revised Statutes, the Board of Directors of the Corporation has duly adopted the following resolutions creating a series of its Preferred Stock designated as Series A Preferred Stock:
     RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of Article IV of the Restated Articles of Incorporation of the Corporation, this Board of Directors hereby creates a series of Preferred Stock, $.001 par value, and this Board of Directors hereby fixes the designation and the voting power, preferences and rights, and the qualifications, limitations or restrictions thereof, of the shares of such series (in addition to the powers, preferences and rights, and the qualifications, limitations or restrictions thereon, set forth in the Restated Articles of Incorporation, as amended, which are applicable to all series of Preferred Stock of the Corporation) as follows:
     One hundred thousand (100,000) shares of Preferred Stock, par value $.001 per share, of the Corporation are hereby constituted as a series of Preferred Stock designated as Series A Preferred Stock (the “Series A Preferred Stock”) with the voting powers and the preferences and rights hereinafter set forth:
     Section 1. Dividends. The holders of shares of Series A Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of any funds legally available therefor, a dividend per share equal to any dividends per share declared on shares of the Company’s common stock. The right to such dividends on shares of Series A Preferred Stock shall not be cumulative, and no right shall accrue to the holders of such shares by reason of the Board’s failure to pay or declare and set apart dividends thereon.
     Section 2. Liquidation Preference. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to be paid first out of the assets of the Corporation available for distribution to holders of the Corporation’s capital stock of all classes an amount equal to $25 per share of Series A Preferred Stock, and no more, before any distribution of assets. If the assets of the Corporation shall be insufficient to permit the payment in full to the holders of the Series A Preferred Stock of the amounts thus distributable, then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive.

     Section 3. Voting Rights. The holders of the Series A Preferred Stock shall, as a class, be entitled to such number of votes as shall constitute three million one hundred ninety-one thousand two hundred twenty-five (3,191,225) shares of Common Stock (subject to adjustment for stock splits, stock dividends, combinations, and the like upon occurrence of such event, if any) in all matters voted on by the shareholders of the Corporation and shall be further entitled to such voting rights as may be expressly required by law.
     Section 4. Rights Otherwise Identical. In all other respects, each share of Series A Preferred Stock and the shares of all other series shall have identical rights and privileges in every respect.